UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77615 / April 14, 2016

Admin. Proc. File No. 3-17038

In the Matter of

CHINA HOLDINGS GROUP, INC.,
DESIGN PRODUCTS, INC.,
DIVIA.COM, INC.,
ENVIRONMENTAL PRODUCTS & TECHNOLOGIES CORP.
   (A/K/A ENVIRO PRODUCTS & TECHNOLOGIES CORP.),
THE FINANCIAL GROUP CONNECTION, INC. (A/K/A
    FINANCIAL GROUP CONNECTION, INC.), and
FOUR PEAKS GROUP INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Holdings Group, Inc., Design Products, Inc., Divia.com, Inc., Environmental Products & Technologies Corp. (a/k/a Enviro Products & Technologies Corp.), The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.), or Four Peaks Group Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Holdings Group, Inc., Design Products, Inc., Divia.com, Inc., Environmental Products & Technologies Corp. (a/k/a Enviro Products & Technologies Corp.), The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.), and Four Peaks Group Inc.[2] The order contained in that decision is hereby declared

---

[1]   17 C.F.R. § 201.360(d).

[2]   *China Holdings Grp., Inc., Design Prods., Inc., Divia.com, Inc., Envtl. Prods. & Technologies Corp. (a/k/a Enviro Prods. & Technologies Corp.), The Fin. Grp. Connection, Inc. (a/k/a Fin. Grp. Connection, Inc.), and Four Peaks Grp. Inc.,* Initial Decision Release No. 964 (Feb. 18, 2016), 113 SEC Docket 10, 2016 WL 683423. The Central Key Index numbers are: 1076891 for China Holdings Group, Inc.; 1045893 for Design Products, Inc.; 1121165 for Divia.com, Inc.; 1021710 for Environmental Products & Technologies Corp. (a/k/a Enviro

(*continued . . .*)

effective. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Holdings Group, Inc., Design Products, Inc., Divia.com, Inc., Environmental Products & Technologies Corp. (a/k/a Enviro Products & Technologies Corp.), The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.), and Four Peaks Group Inc., are revoked.

  For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

           Brent J. Fields
           Secretary

(. . . *continued*)
Products & Technologies Corp.); 1057114 for The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.); and 1101089 for Four Peaks Group Inc.

INITIAL DECISION RELEASE NO. 964
ADMINISTRATIVE PROCEEDING
File No. 3-17038

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA HOLDINGS GROUP, INC., DESIGN PRODUCTS, INC., DIVIA.COM, INC., ENVIRONMENTAL PRODUCTS & TECHNOLOGIES CORP. (A/K/A ENVIRO PRODUCTS & TECHNOLOGIES CORP.), THE FINANCIAL GROUP CONNECTION, INC. (A/K/A FINANCIAL GROUP CONNECTION, INC.), and FOUR PEAKS GROUP INC.	INITIAL DECISION OF DEFAULT February 18, 2016

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On January 7, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by January 13, 2016, and their answers were due by January 26, 2016. *China Holdings Grp., Inc.*, Admin. Proc. Rulings Release No. 3570, 2016 SEC LEXIS 378 (ALJ Feb. 2, 2016). On February 1, 2016, I held a telephonic prehearing conference at which Respondents failed to appear. *Id.* On February 2, 2016, I ordered Respondents to show cause by February 12, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers, appear for the prehearing conference, or otherwise defend the

proceeding. *Id.* To date, none of the Respondents has filed an answer, responded to the show cause order, or otherwise defended in this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

China Holdings Group, Inc., Central Index Key (CIK) No. 1076891, is a revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $63,202 from the company's April 28, 1994, inception to September 30, 2011.

Design Products, Inc., CIK No. 1045893, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 4, 1999.

Divia.com, Inc., CIK No. 1121165, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $3,500 from the company's July 24, 2000, inception to June 30, 2001.

Environmental Products & Technologies Corp. (a/k/a Enviro Products & Technologies Corp.), CIK No. 1021710, is a Delaware corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $6,445,048 from October 1, 1995, to March 31, 2001.

The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.), CIK No. 1057114, is a revoked Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2000, which reported a net loss of $26,662 from the company's July 24, 1987, inception to December 31, 2000.

Four Peaks Group Inc., CIK No. 1101089, is a permanently revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $1,856 for the prior six months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May

23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Holdings Group, Inc., Design Products, Inc., Divia.com, Inc., Environmental Products & Technologies Corp. (a/k/a Enviro Products & Technologies Corp.), The Financial Group Connection, Inc. (a/k/a Financial Group Connection, Inc.), and Four Peaks Group Inc. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

      _____
      James E. Grimes
      Administrative Law Judge